NEWS

Sequans Communications Announces Second Quarter 2018
Financial Results
PARIS - July 31, 2018 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights:
Revenue: Revenue was $12.7 million, an increase of 12.7% compared to the first quarter of 2018, primarily due to 30% sequential growth in product revenue, and a decrease of 4.2% compared to the second quarter of 2017, reflecting significantly higher IoT product revenue, more than offset by lower broadband product and other revenue.

Gross margin: Gross margin was 39.4% compared to 41.7% in the first quarter of 2018 and compared to 42.1% in the second quarter of 2017, primarily due to a shift in product mix toward a higher proportion of modules as well as lower license revenue.

Operating loss: Operating loss was $7.0 million compared to an operating loss of $7.3 million in the first quarter of 2018 and an operating loss of $4.1 million in the second quarter of 2017.

Net loss: Net loss was $8.1 million, or ($0.09) per diluted share/ADS, compared to a net loss $8.7 million, or ($0.10) per diluted share/ADS, in the first quarter of 2018 and a net loss of $6.0 million, or ($0.08) per diluted share/ADS, in the second quarter of 2017.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the non-cash impact of convertible debt amendments and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $6.8 million, or ($0.07) per diluted share/ADS, compared to a non-IFRS net loss of $7.5 million, or ($0.08) per diluted share/ADS in the first quarter of 2018, and a non-IFRS net loss of $4.9 million, or ($0.06) per diluted share/ADS, in the second quarter of 2017.

Cash: Cash, cash equivalents and short-term deposit at June 30, 2018 totaled $7.0 million compared to $15.0 million at March 31, 2018. Subsequent to the balance sheet date, the Company collected over $1.5 million in a final payment for a large government grant, and expects to collect the 2017 French research credit of $3.2 million in September.

Also, to provide additional financial flexibility, Sequans has secured commitments of $5 million in additional convertible debt and is working to close another financing facility for up to $20 million.  Meanwhile, the Company has made significant progress in its strategic discussions and currently anticipates that a strategic investment may be concluded before the end of the year.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2018	%*	Q1 2018	%*	Q2 2017	%*
Revenue	$12.7		$11.2		$13.2
Gross profit	5.0	39.4%	4.7	41.7%	5.6	42.1%
Operating loss	(7.0)	(55.0)%	(7.3)	(64.9)%	(4.1)	(30.9)%
Net loss	(8.1)	(63.9)%	(8.7)	(77.9)%	(6.0)	(45.3)%
Diluted EPS	($0.09)		($0.10)		($0.08)
Weighted average number of diluted shares/ADS	94,459,289		91,465,178		75,896,815
Cash flow from (used in) operations	(8.0)		(6.0)		(4.4)
Cash, cash equivalents and short-term deposit at quarter-end	7.0		15.0		19.5
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.5		0.5		0.3
- Non-cash impact of Convertible debt amendments	—		—		—
- Change in the fair value of convertible debt embedded derivative	—		—		—
- Non-cash interest on convertible debt and other financing	0.7		0.7		0.8
Non-IFRS diluted EPS (excludes stock-based compensation, impact of convertible debt amendments and effective interest adjustments related to the convertible and other debt and embedded derivative,and the non-cash impact of revaluation of interest-free government loan)	($0.07)		($0.08)		($0.06)

* Percentage of revenue

Sequans reports second quarter 2018 financial results

“Overall momentum in our IoT business is very strong, with IoT revenue in the first half of 2018 more than double the first half of 2017, and we continue to add new projects and customers and to expand our engagements with various carriers for both LTE-M and NB-IoT in a growing number of regions,” said Georges Karam, Sequans’ CEO. “Meanwhile, our broadband revenue in Q2 improved sequentially, as expected, and this business remains on track for further gradual improvement. We continue to expect LTE-M shipments to accelerate during the second half of the year; however, a few customer-specific project delays are causing us to be slightly more cautious with Q3 guidance.

“From a strategic perspective, we are making excellent progress. Our goal is to finalize two strategic relationships during the second half of this year. We are aiming to conclude one of them, which includes a funding element, in the current quarter.”

Q3 2018 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2018 to be in the range of $13.5 to $16 million, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.06) and ($0.08) for the third quarter of 2018, based on approximately 94.5 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2018 today, July 31, 2018 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9960 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 31, 2018 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 451278.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for IoT and broadband sales, sources and availability of funding and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports second quarter 2018 financial results

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial income and expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2018	March 31, 2018	June 30, 2017

Revenue :
Product revenue	$9,921	$7,635	$10,159
Other revenue	2,737	3,599	3,058
Total revenue	12,658	11,234	13,217
Cost of revenue
Cost of product revenue	7,127	5,861	7,064
Cost of other revenue	549	689	591
Total cost of revenue	7,676	6,550	7,655
Gross profit	4,982	4,684	5,562
Operating expenses :
Research and development	7,152	7,519	6,254
Sales and marketing	2,518	2,485	2,072
General and administrative	2,276	1,971	1,323

Total operating expenses	11,946	11,975	9,649
Operating loss	(6,964)	(7,291)	(4,087)
Financial income (expense):
Interest income (expense), net	(1,240)	(1,227)	(1,194)
Foreign exchange gain (loss)	188	(212)	(626)
Loss before income taxes	(8,016)	(8,730)	(5,907)
Income tax expense (benefit)	74	19	83
Loss	$(8,090)	$(8,749)	$(5,990)
Attributable to :
Shareholders of the parent	(8,090)	(8,749)	(5,990)
Minority interests	—		—
Basic loss per share	($0.09)	($0.10)	($0.08)
Diluted loss per share	($0.09)	($0.10)	($0.08)
Weighted average number of shares used for computing:
— Basic	94,459,289	91,465,178	75,896,815
— Diluted	94,459,289	91,465,178	75,896,815

Sequans reports second quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2018	2017

Revenue :
Product revenue	$17,556	$19,799
Other revenue	6,336	5,848
Total revenue	23,892	25,647
Cost of revenue
Cost of product revenue	12,988	13,053
Cost of other revenue	1,238	1,180
Total cost of revenue	14,226	14,233
Gross profit	9,666	11,414
Operating expenses :
Research and development	14,671	12,448
Sales and marketing	5,003	4,568
General and administrative	4,247	2,734

Total operating expenses	23,921	19,750
Operating loss	(14,255)	(8,336)
Financial income (expense):
Interest income (expense), net	(2,467)	(2,232)
Foreign exchange gain (loss)	(24)	(872)
Loss before income taxes	(16,746)	(11,440)
Income tax expense (benefit)	93	154
Loss	$(16,839)	$(11,594)
Attributable to :
Shareholders of the parent	(16,839)	(11,594)
Minority interests	—	—
Basic loss per share	($0.18)	($0.15)
Diluted loss per share	($0.18)	($0.15)
Weighted average number of shares used for computing:
— Basic	92,954,235	75,472,863
— Diluted	92,954,235	75,472,863

Sequans reports second quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At December 31,
(in thousands of US$)	2018	2017

ASSETS
Non-current assets
Property, plant and equipment	$6,998	$6,993
Intangible assets	11,089	9,561
Deposits and other receivables	391	402
Available for sale assets	343	353
Total non-current assets	18,821	17,309
Current assets
Inventories	7,655	7,376
Trade receivables	21,388	20,826
Prepaid expenses and other receivables	3,416	4,214
Recoverable value added tax	760	688
Research tax credit receivable	4,987	3,248
Short term deposit	347	347
Cash and cash equivalents	6,675	2,948
Total current assets	45,228	39,647
Total assets	$64,049	$56,956

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 94,497,672 shares authorized, issued and outstanding at June 30, 2018 (80,024,707 shares at December 31, 2017)	$2,384	$2,031
Share premium	225,470	204,952
Other capital reserves	34,371	33,313
Accumulated deficit	(252,652)	(235,813)
Other components of equity	(481)	(435)
Total equity	9,092	4,048
Non-current liabilities
Government grant advances, loans and other liabilities	3,891	5,030
Convertible debt and accrued interest	5,891	17,063
Provisions and other liabilities	1,646	1,584
Deferred revenue	1,051	1,293
Total non-current liabilities	12,479	24,970
Current liabilities
Trade payables	13,343	13,023
Interest-bearing receivables financing	8,192	7,413
Convertible debt and accrued interest	13,308	—
Government grant advances	1,596	1,592
Provisions and other current liabilities	5,103	5,170
Deferred revenue	936	740
Total current liabilities	42,478	27,938
Total equity and liabilities	$64,049	$56,956

Sequans reports second quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2018	2017

Operating activities
Loss before income taxes	$(16,746)	$(11,440)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,550	1,367
Amortization and impairment of intangible assets	1,581	1,181
Share-based payment expense	1,058	648
Increase (decrease) in provisions	23	323
Financial expense (income)	2,467	2,269
Foreign exchange loss (gain)	(126)	414
Working capital adjustments
Increase in trade receivables and other receivables	(49)	(2,614)
Decrease (Increase) in inventories	(279)	165
Increase in research tax credit receivable	(1,739)	(1,807)
Decrease in trade payables and other liabilities	(1,001)	(4,125)
Increase (decrease) in deferred revenue	(46)	80
Decrease in government grant advances	(613)	(693)
Income tax paid	(59)	(81)
Net cash flow used in operating activities	(13,979)	(14,313)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,137)	(2,289)
Capitalized development expenditures	(1,324)	—
Sale (purchase) of financial assets	21	(64)
Interest received	64	37
Net cash flow used in investments activities	(3,376)	(2,316)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	30	760
Public equity offering proceeds, net of transaction costs paid	20,840	15,313
Proceeds (Repayment of) from interest-bearing receivables financing	779	(342)
Repayment of government loans	(235)	—
Interest paid	(330)	(187)
Net cash flows from financing activities	21,084	15,544

Net increase (decrease) in cash and cash equivalents	3,729	(1,085)
Net foreign exchange difference	(2)	9
Cash and cash equivalent at January 1	2,948	20,202
Cash and cash equivalents at end of the period	$6,675	$19,126

Sequans reports second quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2018	March 31, 2018	June 30, 2017
Net IFRS loss as reported	$(8,090)	$(8,749)	$(5,990)
Add back
Stock-based compensation expense according to IFRS 2 (1)	526	532	307
Non-cash interest on Convertible debt and other financing (2)	745	671	759
	$(6,819)	$(7,546)	$(4,924)
IFRS basic loss per share as reported	($0.09)	($0.10)	($0.08)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS basic loss per share	($0.07)	($0.08)	($0.06)
IFRS diluted loss per share	($0.09)	($0.10)	($0.08)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS diluted loss per share	($0.07)	($0.08)	($0.06)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$3	$3	$2
Research and development	127	139	97
Sales and marketing	73	80	65
General and administrative	323	310	143

(2) Related to the difference between contractual and effective interests

Sequans reports second quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2018	2017
Net IFRS loss as reported	$(16,839)	$(11,594)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,058	648
Non-cash interest on Convertible debt and other financing (2)	1,416	1,370
	$(14,365)	$(9,576)
IFRS basic loss per share as reported	($0.18)	($0.15)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.02	$0.01
Non-IFRS basic loss per share	($0.15)	($0.13)
IFRS diluted loss per share	($0.18)	($0.15)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.02	$0.01
Non-IFRS diluted loss per share	($0.15)	($0.13)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$6	$5
Research and development	266	206
Sales and marketing	153	144
General and administrative	633	293

(2) Related to the difference between contractual and effective interests